UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MeadWestvaco Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-31215	31-1797999
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

501 South 5th Street, Richmond, Virginia	23219-0501
(Address or principal executive offices)	(Zip Code)

Wendell L. Willkie, II

804-444-1000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

MeadWestvaco performed a reasonable country of origin inquiry (“RCOI”) and determined that its necessary conflict minerals did not originate in the Covered Countries. The RCOI was based upon direct inquiries by MeadWestvaco to its suppliers regarding the origin of the conflict minerals in question. These suppliers provided representations, which MeadWestvaco has no reason to doubt, that the conflict minerals used by the suppliers did not originate in any Covered Country. A copy of this Form SD is publicly available at www.mwv.com.

Section 2 - Exhibits

No Conflict Minerals Report is required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MeadWestvaco Corporation

(Registrant)

/s/ Wendell L. Willkie, II		June 2, 2014
Name:	Wendell L. Willkie, II	Date
Title:	Senior Vice President, General Counsel and Corporate Secretary